Mail Stop 4561


							December 21, 2005



Bruce McPheeters, Esq.
Lawson Holdings, Inc.
380 St. Peter Street
St. Paul, Minnesota 55102

		RE:	Lawson Holdings, Inc.
			Registration Statement on Form S-4
			File No. 333-129862
			Date Filed: November 21, 2005

			Lawson Software, Inc.
			Form 10-K for the fiscal year ended May 31, 2005
			Filed on August 1, 2005
			Form 10-K/A for the fiscal year ended May 31, 2005
			Filed on September 28, 2005
			Form 10-Q for the fiscal quarter ended August 31,
2005
			Filed on October 11, 2005
			Form 10-Q/A for the fiscal quarter ended August 31,
2005
			Filed on October 17, 2005
Current Reports on Form 8-K filed on June 7, 2005, June 8, 2005,
June
30, 2005, September 16, 2005, September 29, 2005, October 5, 2005,
November 21, 2005
			File No. 0-33335

Dear Mr. McPheeters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide your response to the comments relating to the Form 10-K for the fiscal year ended May 31, 2005 within ten business days.

      	Please understand that the purpose of our review process
is
to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any
questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at
the
end of this letter.
General
1. It appears that Symphony Technology Group and Tennenbaum
Capital
Partners entered into irrevocable agreements to exchange their shares
of Intentia for shares of Lawson Holdings, subject to the satisfaction of the conditions of the proposed exchange offer. Tell us the exemption from registration relied upon with respect to the offer and sale of the Lawson Holdings shares to the Intentia holders who entered into these irrevocable agreements and provide us the factual basis you relied upon in concluding the exemption was available.
2. It appears from the text of the filing that the approximately
81
million shares being registered include shares that would be issued
to Symphony and Tennenbaum in the exchange offer.   Please revise
throughout to clarify the intended scope of the registered transaction. As you commenced the offer of the Lawson Holdings shares and entered into irrevocable contracts of sale for those shares prior to filing and effectiveness of the registration statement, it appears that the offers and sales to Symphony and Tenenbaum require reliance upon an exemption from registration that you reasonably believe is available. Please provide a detailed analysis in this respect. In responding to this comment, please revise the final paragraph on page 4 as well as the first full paragraph on page 11 to more fully explain the relationship of the registered transaction to the proposed securities issuances to
Symphony and Tenenbaum.   We are currently unable to concur with
your
apparent belief that the shares issuable to those Intentia holders may be issued under the registration statement.
3. Please more fully explain how the prospectus will be used and discuss the consequences of the scope of its use on the holders of Intentia shares. In this respect, the intended meaning of the first full paragraph at page 11 is unclear. To what extent are the Intentia security holders known to be US persons and to what extent are the Intentia security holders known to be non-US persons?
Will
the US prospectus be provided to all holders of Intentia securities or only to holders that are known to be US persons or that you are unable to determine are non-US persons?
4. We have been unable to review the agreements with Symphony and Tennenbaum as the "form of" agreements filed as Exhibit 10.3 to the
Form 8-K did not contain a schedule or exhibit that provides the information in the executed agreements concerning the parties to the agreement, the number of shares governed by the agreement and the like. Please refer to Instruction 2 to Item 601 of Regulation S-K and revise to provide a schedule that sets out the material details in which the documents differ or file copies of the executed documents without omitting terms.
5. Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule. Tell us the minimum period of time that the exchange offer will be open. You may wish to use brackets to indicate information that is subject to change prior to effectiveness.

Cover Page
6. The letter to the Lawson and Intentia stockholders is the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K.  Refer to
Item
1 of Form S-4. Please limit your disclosure to a single page as required by paragraph (b) of Item 501 of Regulation S-K. We will not object to the use of both the letter to shareholders and the state law notice of meeting, but you should eliminate redundant information as much as practicable.
7. The disclosure on the cover page contains excessive detail
regarding the mechanics of the restructuring.   For example, the
identification of the subsidiaries and post-transaction names of acquisition entities is not necessary to explain the critical features of the overall transaction to investors. You should describe the most significant elements of the proposed transaction to shareholders such as the fact that the solicitations for which proxies are sought is also a solicitation with respect to the acquisition of Intentia and the 90% minimum tender condition to your offer for Intentia. Also, indicate the portion of the 90% condition that is satisfied by the irrevocable tender arrangements. Rather than referring to a provision of the tax code, which will not be meaningful to investors, simply state that the proposed transaction will not be taxable to current shareholders of Lawson or Intentia, if that is your tax matters conclusion. Please limit your disclosure to key information required by Item 501 of Regulation S-K and other key transactional information. Present the material in a clear, concise, and easy-to-understand fashion.
8. We note your statement that, for United States federal income tax purposes, Lawson and Intention "intend" that the proposed combination will qualify as an exchange pursuant to Section 351 of the Internal
Revenue Code. Refer also to disclosure contained on page 7 which indicates that you "assume" that the Merger and Exchange Offer will qualify as an exchange under Section 351. It is inappropriate to "assume" that the proposed combination will qualify as an exchange.
Counsel must reach a conclusion about each of the material tax consequences of the proposed transaction. Revise or advise. Summary of Proxy Statement/Prospectus, page 1
9. Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

Reasons for the Restructuring, page 4
10. Briefly describe the rationale behind the restructuring, i.e., explain the reasons why the decision has been made to organize the restructuring around the Lawson corporate entity.

Principal Agreements, page 4
11. Disclose the number and percentage of shares that will be voted in favor of the various proposals by agreements or understandings among Lawson directors, officers, or other shareholders. Ensure that you provide similar disclosure wherever you discuss board recommendations.

Interests of Certain Person in the Combination, page 7
12. Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of both companies will receive or have received as a result of this transaction. This includes former executive officers, directors, key employees, and the "certain Intentia shareholders" referenced in the fifth bullet point. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests. Consider whether a tabular presentation might be helpful. Also, please identify here the relationship between Romesh Wadhwani and Tennenbaum Partners, LLC and their respective interests in the transaction.

Material United States Federal Income Tax Consequences, page 7
13. Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered. Are we correct in presuming that you will also provide executed opinions of counsel as Exhibits 8.1 and 8.2, prior to the desired effective date?

Questions and Answers, page 10
14. Please disclose the approximate cost of the transaction including all merger- related transaction costs.



The Combined Business, page 23

Potential Synergy Benefits, page 25
15. We note the following disclosure: "Lawson`s management believes that the Combination will provide the combined business with the opportunity to achieve Lawson`s stated goal of a double digit operating profit margin after nine months following consummation of the Exchange Offer, excluding transaction integration costs." Where has management stated its` belief regarding the post-combination operating profit? Also, please provide the basis for management`s belief regarding the "double digit operating profit" within or around
9 months after the combination. In this regard, we note that Intentia does not have a record of generating consistent significant profit and its` gross margins are significantly below that of Lawson`s. Refer also to disclosure in the final paragraph of the "Business Trends and Outlook" subsection.

Business Trends and Outlook, page 27
16. We note the disclosure relying on a 2005 research report from Gartner, Inc. Refer also to disclosure contained in the first paragraph beneath the "Industry Overview" subsection on page 141. Please note that you must specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you substantiate on a reasonable basis the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available.
If the source is not available for no or nominal charge, then the company must adopt the information as the company`s own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics.

Selected Consolidated Historical Financial Data Of Lawson

Key Ratio Data, page 19
17. We note your use of non-GAAP measures throughout your Form S-
4,
specifically on page 19, 22, 51, 53, A-17 and A-20 as it relates to equity per share, net asset value per share, book value per share, tangible asset value per share and net tangible asset value per share, as well as "adjusted EBITDA" in Annex A. Tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in including such non-GAAP financial measures in your registration statement.


Unaudited Pro Forma Condensed Combined Financial Statements, page
34
18. We note in your pro forma financial statements that your reference to note (k) applies to several line items in the pro forma statement of operations. We also note that your new finite lived intangible assets will be amortized using an accelerated method of amortization over the estimated useful lives. Revise your note to include the basis for your allocations to the respective line items as well as the assumptions and specific methods used in determining the amount of amortization you recorded as a pro forma adjustment.

Note 2 (a) - Revenue Recognition and related costs, page 41
19. Your disclosures in note 2(a) and the introductory paragraphs of your Unaudited Pro Forma Condensed Combined Financial Statements, indicate that certain adjustments to revenue and deferred revenue were required to reconcile Intentia`s financial statements to U.S. GAAP primarily, it appears, due to the lack of VSOE for post-contract support in multiple element arrangements. Confirm that our understanding is correct and if not, please expand your disclosure to clarify the differences under Swedish GAAP and U.S. GAAP that resulted in reconciling adjustments to revenue and deferred revenue.
Also, tell us how the lack of VSOE for post-contract support impacted the revenue recognition for multiple element arrangements. For example is the whole arrangement fee deferred over the term of the post-contract customer support.

Note 3. Purchase Accounting, page 45
20. We note your discussion and presentation of the estimated purchase price allocation for Intentia does not include a discussion or an estimated amount for in-process research and development (IPR&D). Explain how you considered allocating a portion of the purchase price to in-process research and development. In this regard, address the disclosures in Intentia`s annual and interim financial statements relating to the adjustment to decrease capitalized research and development by SEK 394.1 million as of June
30, 2005 as result of amounts being capitalized for research and development projects pursuant to Swedish GAAP prior to technological feasibility having been achieved, but have a high degree of certainty to result in future financial benefits (pages F-47 and F-66). In your response provide an overview of these projects, describe the stage of completeness and tell us why they do not qualify as in-process research and development.

Note 4. Unaudited Pro Forma Combined Adjustments, page 46
21. In note (i) you disclose that a pro forma adjustment to decrease deferred revenue for $327.3 as of June 30, 2005. Tell us the nature of the items included in deferred revenue that do not, as you disclose, represent future contractual commitments. If the adjustment for deferred revenue relates primarily to post-contract support arrangements, tell us the average period of those arrangements. In addition tell us how you considered the impact of the adjustment to decrease deferred revenue on your pro forma revenues for fiscal 2005 and subsequent interim period presented.

Note 7. Identified Intangible Assets, page 49
22. We note that you refer to an appraisal firm and a third party valuation in your discussion related to your preliminary allocation of identified intangible assets in your unaudited pro forma condensed combined financial statements on page 49. When you refer to an independent appraisal or valuation, you should also disclose the name of the expert and include the expert`s consent with the filing. Tell us how you intend to comply with Section 436(b) of Regulation C to include the name of the appraisal firm and consent or delete these references.
23. We note that you indicate the final fair value of tangible assets and liabilities and goodwill and identified intangible assets may differ materially from estimates used in the analysis provided.
If
the information presented continues to be based upon preliminary valuation estimates, where the amounts could differ materially from those reflected in the pro forma financial statements provided, you should revise your disclosure to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on your pro forma financial statements presented.
24. You disclose that identified intangible assets will be amortized on an accelerated basis over their estimated useful lives. Considering amortization is not recorded on a straight-line basis, revise to disclose amortization of intangible assets for the five years following the acquisition.

Market Price, Exchange Rate and Dividend Data, page 54
25. Please provide the full disclosure required by Item 201(a)(v) of
Regulation S-K, i.e., disclose the closing price of Lawson common stock on June 1, 2005, the last day of trading prior to the announcement of the proposed Exchange Offer.

Risk Factors, page 57
26. In the introductory paragraph, clarify that you disclose all material risks here.

The uncertainties associated with our Combination  . . . , page 60
27. To the extent management is aware of specific threats or risks concerning the loss of key personnel, please add appropriate disclosure.
Full integration of our operations . . . , page 62
28. The consequences of the company`s inability to institute compulsory acquisition proceedings under Swedish law are not clearly indicated. Revise as appropriate.

Cautionary Statement Regarding Forward-Looking Statements, page 78
29. We note on your statement that the Proxy Statement/prospectus includes forward looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Be advised that
Section 27A(b)(2)(D) of the Securities Act and Section
21E(b)(2)(D)
of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.
30. Refer to your statement that "neither Lawson or Intentia undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events." Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation
C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Proposal One:  Restructuring Of Lawson Effect By Merger of Lawson
Software and Lawson Acquisition, page 80

Reasons for the Restructuring, page 80
31. The disclosure here is not consistent with the subheading, i.e., instead of disclosing the reasons for restructuring, disclosure merely indicates that the companies intend that the combination will be treated as an exchange pursuant to the Internal Revenue Code. Revise your disclosure to provide the motivation and purpose behind the corporate restructuring.

Conditions to Implementation of the Restructuring Proposal, page
83
32. Clarify whether Lawson must receive "any necessary consents of lendors, lessors and other parties." If so, please disclose, in appropriate detail, the nature of the agreements with these persons or entities.
Proposal Two: Issuance of Lawson Holdings Shares in Exchange
Offer,
page 84

The Exchange Offer, page 86
33. Disclose how the exchange ratios were determined, negotiated, and calculated. Describe the factors management considered in concluding that the exchange ratios are fair to Lawson shareholders. Additionally, briefly discuss the provisions of the transaction agreement, exchange agreement, and irrevocable undertakings that were the source of material negotiations and their significance to the various parties and investors in this offering.

Lawson`s Reasons for the Exchange Offer, page 93
34. Where not readily apparent, provide the Board`s analysis of each supporting factor and potential risk. Conclusory disclosure such as
"the Board considered the Exchange Offer" or "historical market prices of Lawson and Intentia securities" is too general and does not provide insight into the Board`s decision-making that might be of assistance to Lawson shareholders as they consider the proposals for which proxies are sought. For example, since the price being paid for the Intentia securities involves a substantial premium above the relative historical trading prices for the two companies, what were management`s conclusions regarding the premium? In the absence of a comparable transaction analysis of premiums paid by other issuers, how was the historical price information used by the board in assessing the proposed transaction?

Opinion of Lehman Brothers, Inc., page 95
35. Supplementally provide us with all material, including the board
book, provided by Lehman Brothers and Deutsche Bank to the boards of
Lawson Software and Inentia, respectively.
36. We note that Lehman Brothers was not provided with a reconciliation of Intentia`s financial statement results to U.S. GAAP. Additionally, we note that Lawson advised Lehman that the Intentia financials reviewed by Lehman "fairly presented the financial condition and results of operations of Intentia on a consolidated basis in accordance with U.S. GAAP". In view of the substantial adjustments to net income (loss) and to shareholders` equity of the Intentia financial information set out in Note 29 of the audited financial statements and Note 7 of the unaudited financial statements for the most recent six months, please expand to explain the reasonable basis for the representatations by Lawson
and
the reliance of Lehman thereon.   Why does Lehman believe the
reliance upon the Intentia financials in the absence of a reconciliation to U.S. GAAP is appropriate given the substantial adjustments that are now known?


Stock Trading History, page 98
37. Explain why Lehman Brothers deemed the referenced companies comparable. Explain the criteria employed by Lehman Brothers in reaching the conclusion.

Pro Forma Analysis
38. Discuss in greater detail the financial information contained in the published estimates of third party research analysts utilized by
Lehman and also discuss the results that were calculated.

Miscellaneous, page 101
39. References to "customary compensation" are not appropriate. Disclose the arrangement of the parties with respect to the compensation Lehman Brothers will receive in connection with the current transaction and disclose how much is contingent on a successful combination. Explain how the Lawson board assessed the significance and reliability of the Lehman opinion, given that a substantial portion of the payment for the report was conditioned upon the success of the transaction. For both Lehman Brothers and Deutsche Bank, provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between them and the parties to the transaction during the past two years, and any future contemplated material relationships between the advisor and either party. Discuss any such agreements for future compensation in necessary detail. See Item 1015(b)(4) of Regulation M-A.

Intentia`s Reasons for the Exchange Offer, page 101
40. Briefly describe how Intentia`s board assessed "the two companies` strengths, weaknesses and propects, both before and after giving effect to the transaction". It is unclear what was of importance to the board in reaching its recommendation in this respect. Similarly, what "current fiancial market conditions" did thie Intentia board consider of significance and what were its views concerning "the likely market prices and various factors that might affect the market value of Lawson common stock in the future".

Opinion of Deutsche Bank Securities, page 104

Analysis of Selected Publicly Traded Companies, page 105 /Analysis of
Selected Precedent Transactions, page 106
41. Explain why Deutsche Bank deemed the referenced companies and precedent transactions comparable. Explain the criteria employed by
Deutsche Bank in reaching their conclusions.

Special Considerations, page 116
42. Please provide the reasons behind Lawson`s attainment of dispensation from the Swedish Securities Council with respect to its presentation of the Swedish prospectus.

Material United States Federal Income Tax Consequences, Page 118 / Material Swedish Tax Considerations, page 124
43. It is not clear whether you are presenting short-form or long-form tax opinions. If these are short-form opinions, then you must indicate that the discussion is the opinion of counsel, and the material federal income tax consequences to investors must be identified and attributed to counsel.

Description of Lawson Capital Stock, page 132
Common Stock, page 132
44. We note the statement that "all outstanding shares of common stock are, and the common stock to be outstanding upon completion of the Exchange Offer will be, fully paid and nonassessable." Disclose the basis on which these conclusions are made and provide a legal opinion that is consistent with these conclusions together with counsel`s consent to the use of its name and opinion in the prospectus.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations For Intentia, page 161

Market Trends and Intentia Outlook, page 161
45. We note you adopted a transformation plan in 2004 to better align costs with revenue generation capacity and to adjust personnel resources to match revenues. Tell us and revise your discussion to explain what actions were taken under the transformation plan to achieve better alignment of costs with capacity and to adjust personnel resources to match revenues. In addition, where you refer to the transformation plan to explain changes in revenues or expenses, ensure that your discussion here or other sections of your
MD&A, explains why the transformation plan impacted revenues or expenses. For example, on page 167 you attribute the decrease in professional services revenue from 2003 to 2004 to the implementation of the transformation plan adopted in July, 2004. It is not evident from your discussion why the transformation plan would result in a decrease in professional services revenue. Revise your discussion as necessary.



Revenues, page 167
46. We note that professional services decreased for the six months ended June 30, 2005 from the six months ended June 3, 2004 and your disclosure that this decline in revenues was "largely anticipated."
Revise to discuss why the decline in professional service revenues was anticipated and why they declined. Further, your discussion appears to focus on the percentage and dollar amount of changes in revenues and expenses as opposed to the business reasons for those changes. For example in your introduction to MD&A you discuss the release of two new editions of Movex Java but the impact of these new editions is not included in the discussion of period to period changes in revenues. Revise you discussion as necessary.

Cost of Revenues, page 169
47. We note your Cost of Revenues discussion, which primarily focuses on changes in professional services costs and related margins on professional services revenues. Revise to discuss period to period changes for costs of other products and services and the related gross profit percentages and gross margins. For example software updates and support cost of revenues decreased in excess of 10 % in
2003 and gross margins increased in excess of 20%. Please revise your discussion or advise us as to why revisions are not necessary.

Taxes, page 172
48. You disclose that Intentia`s effective tax rate differs from the
Swedish federal statutory tax rate of 28% primarily due to the effects of non capitalized operating losses, foreign taxes rates, and non-tax deductible items. Considering your significant variances in your effective tax rate based on information presented on page 166, revise to disclose your expected effective tax rate.
Certain Relationships and Related Transactions, page 183
49. Please provide more descriptive disclosure relating to the negotiation of employment agreements with "certain other executive officers of Intentia" since it appears as though the terms of the employment agreements may be known. Consider whether or not a tabular presentation would be helpful. Refer to Item 404(a) of Regulation S-K which requires disclosure for any currently proposed transaction.

Proposal Three: Election of Directors
50. The board of directors of the combined business will consist of nine members. Disclose the steps that the named directors have taken with respect to the selection of independent persons that will fill the two remaining vacancies. Have these individuals been identified?

Securities Authorized for Issuance Under Equity Compensation
Plans,
page 220
51. There is no corresponding footnote in the table for footnotes
(1)
and (2).  Revise or advise.

Documents Incorporated by Reference
52. Explain why you have not referenced your Form 8-K filed on September 29, 2005.

Note 29. U.S. GAAP Financial Information, page F-45

53. We note that you have not provided a statement of cash flows prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statements presented as compared to U.S.
GAAP. Tell us how you considered Item 17(C)(2)(iii) of Form 20-F in providing this information for the years ended December 31, 2004 and
2003 and the six months ending June 30, 2005.

Part II - Information Not Required in Prospectus

Exhibits
54. All exhibits are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible.
Please note that we may have comments on the exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Exhibits
8.1 and 8.2 - Tax Opinions
55. It appears that you intend to file forms of the tax opinions.
Because the receipt of tax opinions is a waivable condition to the Exchange Offer, you must file executed opinions prior to effectiveness. In addition, please confirm that you will file the closing opinions on Form 8-K.







Form 10-K for the fiscal year ended May 31, 2005

Item.1	Business
56. Instead of referencing Footnote 18 in the Notes to Consolidated
Financial Statements for a description of the proposed transaction with Intentia, please afford more prominent treatment to the disclosure addressing the combination.
Consolidation
57. As stated in comment 19, above, you must specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company`s own or provide a consent for its use. We refer you to the following disclosure:
* your assertion that Oracle`s acquisition of PeopleSoft led to a drop in industry-wide new license revenues (page 2);
* the disclosure in the penultimate paragraph of the "Consolidation" subsection;
* the final paragraph of the "Midmarket Signifigance" subsection.
58. Explain what you mean when you disclose that the combination with
Intentia is "consistent with merger activity in the industry."

Management`s Discussion and Analysis
Results of Operations, page 19
59. Throughout this section you frequently identify one or more factors or events that contributed to a material change but do not quantify the portion of the change that was attributable to each specific factor or event. For example, for the year ended May 31, 2005 compared to year ended May 31, 2004, you conclude that a $34.6 million decline in license fees was due "to a reduction in new and existing client business activity due to continued consolidation and uncertainty in the industry, as well as competing priorities such as
Sarbanes-Oxley compliance by public companies, reducing capital spending on software." Revise your disclosure throughout to present quantitative information about the factors you identify as contributors to material changes. See section III.D of Release 33-
6833.
Disclosure about Contractual Obligations and Commercial
Commitments,
page 27
60. With respect to the tabular disclosure of contractual obligations, please specify the goods or services that constitute "purchase obligations." See Item 303(a)(5)(ii)(D) of Regulation S-K.

Item 9A. Controls and Procedures, page 45
61. We note your disclosure here and in your Form 10-Q for the quarterly period ended August 31, 2005 under Item 4, that your "Chief
Executive Officer and Chief Financial Officer concluded that the Company`s disclosure controls and procedures were effective in ensuring that all information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Act rules and forms." Tell us how you considered Exchange Act Rule 13a-15(e) and the requirement to state, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Note 2. Summary of Significant Accounting Policies

Revision in the Classification of Certain Securities, page F-9
62. We note your disclosure does not indicate the impact this reclassification had on your cash and cash equivalents at May 31, 2004. Tell us how you considered describing and quantifying the impact this reclassification had on your cash flows from investing activities for the year ended May 31, 2004 as well as the prior periods presented.
Tell us what consideration you have given to the impact of the reclassification of auction rate securities on your Item 307 requirements for disclosure controls and procedures and the 308(c) reporting requirements regarding changes in internal control procedures. 63.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact at Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735. Also, please be advised that we have referred your filing to the Division`s Office of Mergers and Acquisition and comments that result from this review, if any, will be provided by separate letter.



Sincerely,



Mark P. Shuman
Branch Chief


cc.	Jonathan Abram, Esq. (by facsimile)
	612-340-2868












??

??

??

??

Bruce McPheeters
Lawson Holdings
December 21, 2005
Page - 1 -